SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from                      to

Commission file number 1-82

PHELPS DODGE EMPLOYEE SAVINGS PLAN

PHELPS DODGE CORPORATION

One North Central Avenue
Phoenix, Arizona 85004

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PHELPS DODGE EMPLOYEE SAVINGS PLAN

Date: June 25, 2004	By:	/s/David L. Pulatie

David L. Pulatie, Chairman
Benefits Administration Committee

Phelps Dodge Employee Savings Plan
Index
December 31, 2003 and 2002

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee and Participants
of the Phelps Dodge Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Benefits Administration Committee (the “Committee”); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Phoenix, Arizona
June 18, 2004

Phelps Dodge Employee Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2003 and 2002
(in thousands)

	2003	2002
Assets
Investments	$541,806	$409,858
Employee contributions receivable	268	243
Employer contributions receivable	490	499
Employer profit sharing contribution receivable	5,234	4,067
Interest receivable	—	361

Net assets available for benefits	$547,798	$415,028

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003
(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$126,505
Interest and dividends	11,012

137,517

Contributions:
Participant contributions	24,911
Employer matching contributions	11,264
Employer profit sharing contribution	5,234

41,409

Total additions, net	178,926

Deductions from net assets attributed to:
Distributions to participants and beneficiaries	45,703
Administrative expenses	453

Total deductions	46,156

Increase in net assets	132,770
Net assets available for benefits at December 31, 2002	415,028

Net assets available for benefits at December 31, 2003	$547,798

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan

Notes to Financial Statements

1.	Description of Plan

General

The Phelps Dodge Employee Savings Plan (the Plan) is a defined contribution plan established for the benefit of eligible employees (the Participants) of Phelps Dodge Corporation (the Corporation). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

Administration

The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of seven employees of the Corporation who are appointed by the Corporation’s Board of Directors.

Effective December 23, 2003, all plan assets are held by a trust (the Trust) administered by JPMorgan Chase Bank (the Trustee). Prior to that date, UMB Bank, N.A. served as the Trustee. JPMorgan Retirement Plan Services LLC serves as the Recordkeeper of the Plan.

Brokerage commissions, taxes and other expenses in connection with the purchase and sale of securities or other property for a fund are paid by such fund. All other fees and expenses of Plan administration are paid by the Trust unless the Corporation elects, in its sole discretion, to pay those expenses directly. The Trust’s fees and expenses primarily relate to the administration of the Plan’s benefit-responsive guaranteed investment contracts (GICs).

Contributions

All Participants are eligible to make pretax deferral contributions (Pretax Contributions), subject to certain limitations, equal to 1 percent to 100 percent of their eligible pay. Participants 50 years or older may be eligible to make additional Pretax Contributions up to the annual catch-up limit, which may be eligible for a matching contribution from the Corporation (Company Matching Contribution). After-tax contributions are not permitted. The Company Matching Contribution is equal to 100 percent of the first 3 percent of eligible pay deferred and 50 percent of the next 2 percent of eligible pay deferred. Participants are eligible to make Pretax Contributions to the Plan immediately upon hire date, and those Pretax Contributions are eligible for the Company Matching Contribution. All contributions are invested in one or more of the investment vehicles available within the Plan as directed by Participants. Participants are always fully vested in their total account balances.

A profit sharing contribution for eligible employees may be made by the Corporation (Company Profit Sharing Contribution). Eligible employees are those Participants employed in a salaried job classification, have a year of service (1,000 hours of work) and employed on the last day of the plan year. However, if Participants retired, died or became disabled during the year, those Participants are still eligible to receive this contribution. The Company Profit Sharing Contribution is limited to the lesser of total

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

eligible pay of Participants multiplied by:

•	6 percent; or

•	8 percent of consolidated net income of the Corporation divided by aggregate eligible Participants pay; or

•	4 percent of consolidated net income divided by the aggregate eligible pay of exempt salaried Participants.

Company Profit Sharing Contributions can be made only to the extent that they do not reduce the Corporation’s consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. A profit sharing contribution of $5,234,000 was made for 2003 and paid in March 2004.

Investments

Participants may direct the investment of their Pretax Contributions, Company Matching Contributions and Company Profit Sharing Contributions in a variety of investment vehicles comprised of common stocks, mutual funds, common/collective funds and GICs. The Plan is intended to comply with Section 404(c) of ERISA.

Distributions

Participants’ interests in the Trust become distributable upon severance from employment with the Corporation, upon attaining age 59 1/2 or to their beneficiaries in the event of their death. The distribution may be made in a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Cash distributions are based upon the underlying closing price of the mutual funds, common/collective funds or GICs. Distributions of investments in Phelps Dodge Common Stock, Occidental Petroleum Stock or BP Amoco Stock are based upon the actual price at which the stock is liquidated in the market three days prior to distribution. Distributions of investments in Phelps Dodge Common Stock, Occidental Petroleum Common Stock and BP Amoco Common Stock may also be made in shares.

After-tax contributions were permitted in certain plans that transferred assets into the Plan in prior years. Participants may withdraw such after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of Pretax Contributions, Company Pre-Safe Harbor Matching Contributions and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with rules outlined in the Plan document.

Loans

Participants may borrow from their account balances as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence that may extend to 15 years. The maximum loan amount is equal to $50,000 minus the Participant’s highest outstanding loan balance during the past 12

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

months, limited to 50 percent of the Participant’s vested account balance. Loans bear interest at the prime rate as quoted by the Plan’s Trustee plus 2 percent. The prime rate at December 31, 2003, was 4.00 percent.

Loans are repaid by payroll deductions and interest is credited to the Participant’s accounts. Loans are generally secured by the Participant’s account balance.

Plan Termination

The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, other than GICs, are presented at fair value. The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price on the valuation date. GICs are recorded at contract value and are based upon the respective face values plus accrued interest on the valuation date. Participant loans are valued at cost, which approximates fair value.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Risks and Uncertainties

Investments held by the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2003		2002
	(in thousands)
Phelps Dodge Common Stock Fund	$88,290		$46,854
J.P. Morgan Interest Income Fund	86,281		79,969
American Century Equity Growth Fund	61,573		47,931
Moderate Investment Portfolio Fund	61,011		49,861
American Century Income and Growth Fund	50,685		38,773
Aggressive Investment Portfolio Fund	45,173		32,453
J.P. Morgan Enhanced Index Fund	36,325		26,782
T. Rowe Price Small Cap Stock Fund	30,008		19,086	*
Schwab Personal Choice Retirement Fund	27,651		20,645
Participant Loans	22,191	*	22,503

*	Amounts are less than 5 percent of the Plan’s net assets

Certain of the Plan’s investments include GICs that are carried at contract value. The GICs are credited with earnings on the underlying investments and charged for Participant withdrawals and administration expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the GICs within the respective funds as of December 31 was as follows:

	2003	2002
	(in thousands)
J.P. Morgan Interest Income Fund	$84,333	$78,252
Moderate Investment Portfolio Fund	23,862	20,088
Aggressive Investment Portfolio Fund	8,771	6,553
Conservative Investment Portfolio Fund	8,500	7,741

	$125,466	$112,634

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	Investments (Continued)

A reconciliation of the fair market value of investments in these contracts and the related contract value as reflected in the accompanying Statement of Net Assets Available for Benefits was as follows:

	December 31,
	2003	2002
	(in thousands)
Fair market value of investments	$129,161	$117,958
Synthetic wrapper value	(3,695)	(5,324)

Carrying value (contract value)	$125,466	$112,634

There were no reserves against contract value for credit risk of the contract issuers or otherwise at December 31, 2003 or 2002. The average yield and crediting interest rates were approximately 5.46 percent and 6.43 percent for 2003 and 2002, respectively. The crediting interest rates are based on a formula agreed upon by the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value as follows (in thousands):

Common stocks	$62,884
Mutual funds	48,394
Common/collective funds	15,227

$126,505

4.	Related Party Transactions

The Trustee invests in the Corporation’s common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation’s common stock during 2003 (in thousands):

Cost of shares purchased	$12,108
Number of shares purchased	272
Proceeds from shares sold	$29,570
Number of shares sold	579
Value of shares distributed	$528
Number of shares distributed	11

Certain Plan investments are shares of mutual funds and common/collective trusts managed by American Century Investments and J.P. Morgan Investment Management while an affiliated company, JPMorgan Retirement Plan Services LLC, is the Recordkeeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

5.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated October 16, 2002, which states that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, however, the Committee believes that the Plan, as amended and as operated, continues to satisfy IRS requirements for tax exemption.

6.	Reconciliation of the Financial Statements to the Form 5500

During 2002, the Corporation identified certain accounting matters related to its consolidated financial statements for years prior to 2002 that required restatement. The restated adjustments applicable to 2000 required the Corporation to make a profit sharing contribution of $4,067,000 to the Plan in 2003. The profit sharing contribution and related interest were reflected in the Plan’s financial statements as of December 31, 2002; however, were not recorded in the Form 5500 until 2003.

The following table presents a reconciliation of the Plan’s Net Assets Available for Benefits from the financial statements at December 31, 2002, to the amount included in the 2003 Form 5500 as of that date:

December 31,
2002
(in thousands)
Net assets available for benefits per the financial statements	$415,028
Profit sharing contribution receivable	(4,067)
Interest receivable on related employer profit sharing contribution	(361)

Net assets available for benefits per the Form 5500	$410,600

The following table presents a reconciliation of the Plan’s Changes in Net Assets Available for Benefits from the financial statements to the Form 5500 for the year ended December 31, 2003:

Year Ended
December 31,
2003
(in thousands)
Increase in net assets per the financial statements	$132,770
Prior year profit sharing contribution receivable	4,428

Increase in net assets per the Form 5500	$137,198

Phelps Dodge Employee Savings Plan

Schedule of Assets (Held at End of Year)
December 31, 2003

Supplemental Information
Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Cash and Short-Term Investments:
	Cash	—			$67,626
	Bank of Oklahoma CD 1.20% Due 3/10/04	15,000			15,000
	Ford Motor Credit Co Notes 4.05% Due 5/20/05	10,000			10,111
	Ford Motor Credit Co Notes 4.70% Due 5/22/06	10,000			10,128
	General Motors Acceptance Corporation Smartnotes 5.0% Due 7/15/08	10,000			10,146
	Schwab Money Market Fund	91,454			91,456
	Schwab U.S. Treasury Money Fund	2,796,785			2,797,787
*	JPMorgan Chase Money Market Fund	50,624			50,624
	U.S. Treasury Note 1.50% Due 7/31/05	290,000			289,774
	U.S. Treasury Note 2.875% Due 6/30/04	300,000			302,742
	Federated S-T U.S. Government Securities	274			274

	Total Cash and Short-Term Investments				3,645,668

	Common/Collective Funds:
*	JPMorgan Liquidity Fund	2,484,889	shares		2,484,889
*	JPMorgan Corporate High Yield Opportunity Fund	274,042	shares		3,044,612
*	JPMorgan Mortgage Private Placement Fund	1,891,688	shares		38,628,269
*	JPMorgan Public Bonds Fund	4,292,147	shares		77,945,390
*	JPMorgan Public Mortgage Fund	358,893	shares		6,363,179
*	JPMorgan Emerging Market Opportunity Fund	137,720	shares		2,050,655
*	JPMorgan U.S. Smart Index Fund	3,292,776	shares		66,151,653

	Total Common/Collective Funds				196,668,647

	Common Stocks:
	1-800-Flowers.Com Inc	480	shares		5,309
	3Com Corporation	279	shares		2,279
	3M Company	224	shares		19,047
	3Wventures.Com Inc	700	shares		1
	4 Kids Entertainment Inc	500	shares		13,010
	8X8 Inc	2,014	shares		8,967
	ADC Telecommunications Inc	3,025	shares		8,984
	AM Communications Inc	2,000	shares		2
	AMF Bowling Inc	800	shares		2
	AMR Corporation	100	shares		1,295
	AO Tatneft Sponsored Adr	500	shares		11,400
	ASE Test Limited	207	shares		3,099
	AT&T Corporation	492	shares		9,994
	AT&T Wireless Services	1,341	shares		10,714
	Aastrom Biosciences Inc	200	shares		262
	Aberdeen Asia-Pacific Prime Income Fund Inc	3,235	shares		20,541

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Ableauctions.Com Inc	800	shares		544
	Access Power Inc	250	shares		1
	Ace Communications Corporation	100	shares		248
	Administaff Inc	135	shares		2,346
	Adobe Systems Inc	251	shares		9,858
	Advanced Neuromodulation Systems Inc	200	shares		9,196
	Advanced Digital Information Corporation	100	shares		1,400
	Advanced Micro Devices	4,944	shares		73,666
	Advanced Viral Research	2,300	shares		294
	Aeroflex Inc	1,000	shares		11,690
	Aeropostale Inc	490	shares		13,436
	Affiliated Computer Services Inc Class A	20	shares		1,089
	Agere Systems Inc Class A	443	shares		1,351
	Agere Systems Inc Class B	5,233	shares		15,176
	Agnico-Eagle Mines Limited	100	shares		1,207
	Air Canada Inc Class A	15,500	shares		4,495
	Airlease Ltd Depository Units	165	shares		275
	Akamai Technologies Inc	846	shares		9,094
	Alcoa Inc	882	shares		33,534
	Align Technology Inc	300	shares		4,956
	Allegheny Technologies Incorporated	238	shares		3,146
	Allstream Inc Class B	54	shares		3,097
	Altria Group Inc	23	shares		1,241
	Aluminum Corp Of China Ltd Adr	56	shares		4,312
	Amazon.Com Inc	528	shares		27,794
	America Service Group Inc	86	shares		2,658
	America West Holdings Corporation Class B	4,800	shares		59,520
	American Aircarriers Support Incorporated	320	shares		1
	American Express Company	200	shares		9,646
	American Software Inc Class A	900	shares		6,443
	Americredit Corp	70	shares		1,115
	Amern Tower Corp Class A	1,390	shares		15,040
	Amersham Plc Adr	31	shares		2,117
	Amgen Incorporated	400	shares		24,720
	Amkor Technology Inc	69	shares		1,256
	Anadigics Inc	100	shares		596
	Angelciti Entertainment Inc	6,000	shares		300
	Anglo American Plc Adr	513	shares		11,347
	Anglo American Platinum Adr	150	shares		6,510
	Anheuser Busch Company Inc	321	shares		16,892
	Annaly Mortgage Management Inc	150	shares		2,760
	Anthem Inc	120	shares		9,007
	Antigenics Inc De	40	shares		453
	Applebee’s International, Inc	22	shares		870
	Applera Celera Genomics	100	shares		1,391
	Applied Digital Solution	400	shares		188

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Applied Materials Inc	404	shares		9,070
	Applied Micro Circuits	10,422	shares		62,323
	Apria Healthcare Group Inc	200	shares		5,694
	Aquantive Inc	100	shares		1,025
	Aradigm Corporation	270	shares		462
	Arch Coal Inc	75	shares		2,338
	Ariba Inc	5,500	shares		16,500
	ASA Limited	440	shares		20,020
	Ascential Software Corporation	124	shares		3,215
	Aspect Communications Corp	100	shares		1,576
	Asta Funding Inc	87	shares		2,980
	Astralis Ltd	2,000	shares		1,480
	ASV Inc	100	shares		3,736
	Atmel Corporation	1,350	shares		8,113
	ATP Oil & Gas Corporation	1,000	shares		6,280
	Audiocodes Ltd	200	shares		2,088
	Audiovox Corporation Class A	150	shares		1,926
	Aurora Platinum Corporation	1,000	shares		2,310
	Autoimmune Inc	1,000	shares		1,580
	Avaya Inc	86	shares		1,113
	Avici System Inc	7	shares		56
	Avid Technology Inc	134	shares		6,432
	Avitar Inc De	400	shares		92
	Axia Group Inc	16	shares		2
	BGR Corp	9,400	shares		1,410
	BMC Software Inc	250	shares		4,662
	BP Plc Adr	560	shares		27,636
	BP Amoco Corporation	23,155	shares		1,134,090
	BTU International Inc	1,250	shares		4,400
	Bank Of New York Company Inc	100	shares		3,312
	Bed Bath & Beyond Inc	2	shares		87
	Bell Microproducts Inc	1,000	shares		9,060
	Bema Gold Corporation	1,000	shares		3,720
	Benguet Corporation Class B	1,000	shares		210
	Berkshire Hathaway Class B	10	shares		28,150
	Best Buy Inc	214	shares		11,165
	BHP Billiton Limited Adr	1,000	shares		18,260
	BICO Inc	9,000	shares		12
	Bindview Development Corporation	20	shares		754
	Biomerica Inc	100	shares		45
	Biomira Inc	50	shares		74
	Biopure Corporation Class A	25	shares		60
	Block H&R Incorporated	100	shares		5,537
	Blockbuster Inc Class A	1,000	shares		17,950
	Boeing Co	242	shares		10,181
	Bombardier Inc CV Class B	200	shares		836

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Boston Life Sciences Inc	16,000	shares		19,840
	Boston Properties Inc	100	shares		4,819
	Boston Scientific Corporation	100	shares		3,676
	Bottomline Home Loan Inc	50	shares		1
	Bradley Pharmaceuticals Inc	500	shares		12,715
	Brigham Exploration Company	200	shares		1,606
	Brightpoint Inc	100	shares		1,725
	Bristol-Myers Squibb Co	406	shares		11,612
	Broadcom Corporation Class A	88	shares		3,000
	Broadvision Inc	15	shares		64
	Brocade Communications Systems Inc	200	shares		1,156
	CMGI Inc	175	shares		311
	CT Communications Inc	400	shares		5,400
	CTS Corporation	103	shares		1,189
	Caliper Technologies Corp	30	shares		197
	Calpine Corporation	5,500	shares		26,455
	Cambior Inc	1,500	shares		4,650
	Cardiac Science Inc	1,110	shares		4,429
	Cardstakes.Com	84	shares		1
	Caredecision Corp	10,000	shares		450
	Cascade Mountain Mining Co Inc	47,716	shares		530
	Caterpillar Inc	.06	share		6
	Cdex Inc	88	shares		1
	Cell Therapeutics Inc	1,500	shares		13,050
	Cendant Corporation	2,050	shares		45,653
	Central Wireless Inc	5,000	shares		50
	Charter Communications	120	shares		482
	Check Point Software Technologies	175	shares		2,943
	Checkfree Corporation	40	shares		1,106
	Chesapeake Corporation	200	shares		5,296
	Chesapeake Energy Corporation	300	shares		4,074
	Chevrontexaco Corp	1,120	shares		96,798
	China Life Insurance Co Limited Adr	61	shares		2,011
	China Wireless Communications Inc	200	shares		94
	China Yuchai International Limited Adr	131	shares		4,008
	Ciena Corporation	2,445	shares		16,235
	Circuit City Stores Inc	2,000	shares		20,260
	Cirrus Logic Inc	1,000	shares		7,670
	Cisco Systems Inc	18,247	shares		443,220
	Citigroup Capital Trust Ix 6%	200	shares		5,076
	Citigroup Inc	1,000	shares		48,553
	Citrix Systems Inc	800	shares		16,968
	Clarent Corporation	500	shares		6
	Coca Cola Company	11	shares		535
	Coherent Inc	50	shares		1,190
	Coinstar Inc	96	shares		1,734

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Comcast Corporation Class A	790	shares		25,967
	Commerce One Inc Del	1	share		1
	Commercial Capital Bancorp Inc	142	shares		3,040
	Companhia Vale Do Rio Doce Adr	200	shares		11,700
	Comtech Telecommunications Corp	500	shares		14,435
	Conexant Systems Inc	213	shares		1,058
	Conocophillips	52	shares		3,431
	Constellation 3D Inc	200	shares		1
	Consumer Direct of America	1,800	shares		630
	Corbel Holdings Inc	2,552	shares		2
	Corgenix Medical Corporation	117	shares		117
	Corning Inc	1,006	shares		10,491
	Corvis Corporation	2,000	shares		3,400
	Costco Wholesale Corporation	250	shares		9,295
	Credit Acceptance Corporation	200	shares		3,060
	Cree Inc	500	shares		8,845
	Cross Media Marketing	27	shares		1
	Cryolife Inc	285	shares		1,647
	Cybercare Inc	50	shares		1
	Cyberoptics Corp	200	shares		2,160
	Cygnus Inc	8,300	shares		2,739
	Cytogenix Inc	2,000	shares		1,600
	DPL Inc	108	shares		2,249
	DR Horton Co	300	shares		12,989
	Decorize Inc	400	shares		400
	Dell Inc	850	shares		28,886
	Delta Airlines Inc	250	shares		2,952
	Deswell Industries Inc	75	shares		1,950
	Detour Media Group Inc	1,000	shares		1
	Diamondcluster International Inc	323	shares		3,294
	Dicut Inc	5,000	shares		550
	Digene Corp	3,736	shares		149,814
	Digi International Inc	334	shares		3,206
	Digital Generation System Inc	1,000	shares		2,240
	Digital Insight Corporation	185	shares		4,606
	Digital Lightwave Inc	20	shares		16
	Dillard’s Inc Class A	100	shares		1,646
	Dippy Foods Inc	2,000	shares		1
	Disney, Walt Holding Company	510	shares		11,898
	Ditech Communications Corporation	162	shares		3,094
	Divine Inc Class A	22,332	shares		201
	Dollar General Corporation	37	shares		776
	Dollar Tree Stores	230	shares		6,914
	Donaldson Company Inc	20	shares		1,183
	Donegal Group Inc Class A	138	shares		3,039
	Dow Chemical Company	302	shares		12,545

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Drkoop.Com Inc	280	shares		1
	DRS Technologies Inc	20	shares		555
	Du Pont E I De Nemour & Company	42	shares		1,929
	Duke Energy Corporation	160	shares		3,271
	Dynasil Corporation America	2,000	shares		540
	Dynegy Inc Class A	1,101	shares		4,713
	E-Com Technologies Corporation	20,300	shares		406
	EMC Corporation Mass	3,535	shares		45,672
	ESS Technology Inc	100	shares		1,701
	E.Spire Communications Inc	19,500	shares		10
	Eagle Broadband Inc	500	shares		650
	Earthshell Corporation	2,583	shares		4,649
	Eastman Chemical Company	304	shares		12,016
	Ebay Inc	170	shares		10,980
	Echostar Communications Corporation Class A	150	shares		5,100
	Education Management Corporation	250	shares		7,760
	El Paso Corporation	249	shares		2,038
	Elan Corp Plc 05 Wts	27,200	shares		4,624
	Elan Corp Plc Sponsored Adr	200	shares		1,378
	Elcom International Inc	500	shares		100
	Electric City Corp	1,650	shares		3,960
	Electronic Data System Corp	2,021	shares		4,974
	Embarcadero Technologies Inc	191	shares		3,046
	Empire Energy Class B Vtg	500	shares		1
	Empire Exchangeco Service A	500	shares		1
	Emulex Corporation	50	shares		1,334
	Endocardial Solutions Inc	1,000	shares		7,200
	Endovasc Inc	2,125	shares		1
	Endovasc Inc	8,500	shares		2,635
	Endwave Corporation	25	shares		185
	Ennis Business Forms Inc	150	shares		2,295
	Enron Corporation	3,316	shares		93
	Enterra Energy Trust	425	shares		4,696
	Enviro-Energy Corporation	55,800	shares		390
	Environmental Technologies International Inc	5,000	shares		775
	Epicor Software Corporation	230	shares		2,935
	Equinix Inc	111	shares		3,130
	Ericsson Telefon Adr	115	shares		2,035
	E-Trade Financial Corporation	475	shares		6,009
	Eurotech Ltd	1,500	shares		42
	Evolve One Inc	78	shares		12
	Evolving Systems Inc	2,400	shares		31,920
	Exxon Mobil Corporation	2,409	shares		98,774
	Eyemakers Inc	1,500	shares		22
	Ezenia Inc	121,400	shares		30,350

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	F2 Broadcast Network New	62	shares		1
	Factset Research Systems Inc	180	shares		6,878
	Fargo Electronics Inc	400	shares		5,088
	Federal-Mogul Corporation	100	shares		23
	Fedex Corporation	40	shares		2,700
	Filenet Corporation	111	shares		3,006
	Findwhat.Com	100	shares		1,875
	Finova Group Inc	507	shares		329
	First American Corporation	100	shares		2,977
	First Financial Bancorp	200	shares		3,190
	First Mariner Bancorp	300	shares		5,619
	First Tennessee National Corporation	303	shares		13,351
	Flagstar Bancorp Inc	455	shares		9,746
	Fleetboston Financial Corporation	305	shares		13,316
	Flextronics International Ltd	187	shares		2,775
	Flight Safety Technologies Inc	6,591	shares		9,952
	Fly Networks Inc	230	shares		69
	Fonix Corporation	50	shares		22
	Ford Motor Company	1,425	shares		22,799
	Forest Laboratories Inc	204	shares		12,607
	Fortune Brands Inc	117	shares		8,399
	Foundry Networks Inc	231	shares		6,320
	Fpic Insurance Group Inc	127	shares		3,186
	Freddie Mac Voting Shares	202	shares		11,780
	Freemarkets Inc	540	shares		3,613
	Friedman, Billings, Ramsey Group Inc	150	shares		3,462
	Fuelcell Energy Inc	352	shares		4,576
	GSI Commerce Inc	94	shares		918
	GYK Ventures Inc	200	shares		10
	Gabelli Equity Trust Inc	1,341	shares		10,731
	Gap Inc	153	shares		3,552
	Gateway Inc	1,040	shares		4,784
	Gemstar-Tv Guide International Inc	375	shares		1,894
	General Chemical Group Inc	200	shares		8
	General Electric Company	6,452	shares		199,897
	General Motors Corp	433	shares		23,103
	Genome Therapeutics Corporation	900	shares		2,817
	Genta Inc	500	shares		5,205
	Genvec Inc	19,000	shares		62,700
	Geocom Resources Inc	1,500	shares		2,025
	Geron Corporation	1,000	shares		9,970
	Global Bancorp Inc	5	shares		1
	Global Escience Corporation	260	shares		8
	Globalstar Telecom Ord	1,489	shares		37
	Goamerica Inc	175	shares		65

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Goldcorp Inc	100	shares		1,595
	Goldman Sachs Group Inc	103	shares		10,164
	Goodyear Tire & Rubber	500	shares		3,930
	Guidant Corporation	502	shares		30,244
	Guilford Pharmaceuticals Inc	300	shares		2,034
	HMS Holdings Corp	500	shares		2,000
	Hain Celestial Group Inc	142	shares		3,296
	Halliburton Company	570	shares		14,820
	Harley Davidson Inc	534	shares		25,372
	Harrah’s Entertainment Inc	20	shares		995
	Harvest Natural Resources Inc	500	shares		4,975
	Health Care Property Investors Inc	100	shares		5,080
	Healthcare Services Group Inc	30	shares		579
	Healthetech Inc	30	shares		21
	Hearusa Inc	2,000	shares		4,500
	Hecla Mining Company	1,000	shares		8,290
	Heilig-Meyers Company	100	shares		1
	Hewlett-Packard Company	3,637	shares		83,531
	Home Depot Inc	2,056	shares		72,968
	Honda Motor Co Ltd Adr	150	shares		3,375
	House2Home Inc	1,000	shares		1
	Huaneng Power International Adr	300	shares		20,823
	Humana Inc	660	shares		15,081
	Hurry Inc Class A	5,000	shares		275
	I2 Technologies Inc	112	shares		186
	ICU Medical Inc	100	shares		3,428
	iAsiaWorks Inc	35,000	shares		245
	iBeam Broadcasting	150	shares		1
	iGo Corporation	265	shares		1
	iJoin Systems Inc	10,000	shares		1
	Imax Corporation	1,000	shares		7,910
	IPET Holdings Inc	100	shares		1
	iShares MSCI EMU Index Fund	278	shares		17,014
	iShares Trust DJ US Energy	300	shares		14,817
	iShares Trust Dow Jones RE	196	shares		19,484
	iShares Trust S&P Smallcap	307	shares		41,138
	iShares Trust S&P 500	254	shares		28,250
	Imclone Systems Inc	40	shares		1,586
	Immucor Inc	210	shares		4,282
	Immunogen Inc	3,900	shares		19,695
	Impath Inc	500	shares		1,950
	INAMED Corporation	75	shares		3,604
	Inco Limited	1,240	shares		49,377
	Indo Pacific Energy	300	shares		426
	Infonet Services Corporation	152	shares		258

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Infonow Corporation	17,311	shares		51,414
	Infospace Inc	125	shares		2,881
	Insmed Incorporated	1,000	shares		2,976
	Integrated Device Technology Inc	200	shares		3,434
	Intel Corporation	9,077	shares		292,218
	Interamerican Resources Inc	20	shares		1
	Interliant Inc	100	shares		1
	Internap Network Services Corporation	4,100	shares		10,036
	Internet Business	60	shares		1
	Interpharm Holdings Inc	1,500	shares		7,047
	Interpore International	1,000	shares		13,000
	International Business Machines	121	shares		11,177
	International Fibercom Inc	2,000	shares		1
	International Game Technology Inc	1,087	shares		38,792
	International Rectifier Corp	354	shares		17,491
	Introgen Therapeutics Inc	110	shares		930
	Intuit Inc	50	shares		2,645
	Island Critical Care Corp	19,500	shares		19
	Itronics Inc	1,000	shares		150
	ITXC Corp	500	shares		2,160
	Ivanhoe Energy Inc	250	shares		935
*	JPMorgan Chase & Company	641	shares		23,535
	Jabil Circuit Inc	124	shares		3,509
	Jawz Inc	150	shares		1
	JDS Uniphase Corporation	4,910	shares		17,921
	Johnson & Johnson	418	shares		21,593
	Juniper Networks Inc	1,121	shares		20,940
	KCS Energy Inc	30	shares		316
	Kaneb Pipe Line Partners Lp	661	shares		33,576
	Kemet Corporation	125	shares		1,711
	Kinder Morgan Energy Lp	585	shares		28,803
	Kinross Gold Corporation	200	shares		1,598
	Kirshner International Inc	840	shares		1
	Knight Trading Group	30	shares		439
	Koninklijke Philips Electronics Nv	500	shares		14,545
	Krispy Kreme Doughnut Corporation	85	shares		3,111
	Kronos Worldwide Inc	141	shares		3,130
	LTX Corporation	265	shares		3,983
	Lam Pharmaceutical Corporation	478	shares		93
	Lam Research Corporation	100	shares		3,230
	Liberty Media	28	shares		333
	Lifestream Technologies Inc	1,688	shares		203
	Liz Claiborne Inc	100	shares		3,546
	Loral Space & Communications Ltd	535	shares		169
	Lowes Companies Inc	1,220	shares		67,580
	LSI Logic Corporation	60	shares		532
	LTWC Corporation	474	shares		1

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Lucent Technologies Inc	30,463	shares		86,515
	MBIA Inc	150	shares		8,884
	MDC Holdings Inc	200	shares		12,900
	MIV Therapeutics Inc	2,500	shares		1,000
	MRV Communications Inc	2,500	shares		9,400
	Macromedia Inc	206	shares		3,675
	Macrovision Corporation	500	shares		11,295
	Magellan Midstream Partners LP	400	shares		20,000
	Mannatech Inc	2,000	shares		21,720
	Manpower Inc	20	shares		941
	Manugistics Group Inc	800	shares		5,000
	Marchfirst Inc	400	shares		1
	Marex Inc	50	shares		1
	Martha Stewart Living Omni	100	shares		985
	Marvel Enterprises Inc	108	shares		3,144
	Marvell Technology Group Ltd	250	shares		13,275
	Massey Energy Company	79	shares		1,634
	Matritech Inc	2,000	shares		3,780
	Matrix Service Co	500	shares		9,075
	Matrixx Initiatives Inc	172	shares		3,051
	Maxworldwide Inc	1,000	shares		800
	Maytag Corporation	300	shares		8,355
	Mcdata Corporation Class A	11	shares		105
	Medco Health Solutions Inc	36	shares		1,224
	Medcom USA Inc	400	shares		260
	Mediax Corporation	5,000	shares		1
	Medifast Inc	500	shares		7,050
	Medimmune Inc	750	shares		19,050
	Medquist Inc	35	shares		562
	Medtronic Inc	1,014	shares		49,284
	Merck & Co Inc	517	shares		23,885
	Meritage Corporation	100	shares		6,631
	Metrologic Instruments Inc	146	shares		3,942
	Microsemi Corporation	139	shares		3,417
	Microsoft Corporation	7,160	shares		197,110
	Military Resale Group Inc	2,000	shares		240
	Millennium Pharmaceuticals Inc	300	shares		5,601
	Mills Corporation	200	shares		8,800
	Mills Corporation 9% Series C Preferred	200	shares		5,500
	Mindspeed Technology Inc	70	shares		480
	Miracle Entertainment	1,571	shares		1
	Mirant Corporation	75	shares		29
	Mooney Aerospace Group A	10,000	shares		201
	Motorola Incorporated	2,205	shares		31,023
	Multimedia Games Inc	100	shares		4,110
	Mylan Laboratories Inc	226	shares		5,706
	Myriad Genetics Inc	100	shares		1,286

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Myturn.Com Inc	24,000	shares		2
	NL Industries Inc	584	shares		6,830
	NTL Incorporated	56	shares		3,906
	NVE Corporation	150	shares		7,695
	Nanobac Pharmaceuticals Inc	98	shares		67
	Nasdaq 100 Shares	2,089	shares		76,165
	Naspers Ltd Sponsored Adr	44	shares		2,712
	National Residential Pptys Inc	210,000	shares		42
	National Semiconductor Corporation	70	shares		2,759
	Navisite Inc	133	shares		874
	Nektar Therapeutics Inc	450	shares		6,124
	Net Perceptions Inc	1,580	shares		632
	Net2Phone Inc	1,000	shares		6,800
	Network Appliance Inc	813	shares		16,691
	Newell Rubbermaid Inc	380	shares		8,653
	Newport Corporation	100	shares		1,653
	Nexia Holdings Inc	13,000	shares		1
	Nextel Communications A	124	shares		3,479
	Niku Corporation	213	shares		1,810
	Nisource Inc Holding Company	32	shares		713
	Nokia Corporation Sponsored Adr	690	shares		11,730
	Noranda Inc	300	shares		4,758
	Nortel Networks Corporation	4,198	shares		17,757
	North Star Diamonds Inc	174,750	shares		7,689
	Northrop Grumman Corporation	24	shares		2,329
	Nova Communications Ltd	16,000	shares		432
	Novagold Resources Inc	2,070	shares		10,309
	Novatel Wireless Inc New	526	shares		3,151
	Novell Inc	311	shares		3,272
	Nuvelo Inc	5,000	shares		17,350
	Oakwood Homes Corporation	500	shares		60
	Ocean Power Corporation	3,400	shares		2
	On Semiconductor Corporation	470	shares		3,031
	Oneok Inc	60	shares		1,325
	Opentv Corp Class A	62	shares		208
	Oracle Corporation	9,860	shares		130,152
	Orasure Technologies Inc	420	shares		3,343
	Owens Corning	300	shares		126
	Oxy Corporation	5,215	shares		220,274
	P.F. Chang's China Bistro Inc	100	shares		5,088
	PMC-Sierra Inc	523	shares		10,538
	Paccar Inc	42	shares		3,575
	Palmone Inc	941	shares		11,057
	Palmsource Inc	30	shares		654
	Pan American Silver Corp	867	shares		12,398
	Paradigm Advanced Technologies Inc	1,200	shares		1

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Paradigm Genetics Inc	2,000	shares		2,940
	Patina Oil & Gas Corp	100	shares		4,899
	PCCW Limited Ord	60	shares		39
	Pengrowth Energy Trust	1,000	shares		16,400
	Penton Media Inc	100	shares		136
	Pepsico Incorporated	80	shares		3,730
	Permian Basin Royalty Trust	81	shares		669
	Petro-Canada Var Vtg	17	shares		838
	Petrofund Energy Trust	1,000	shares		14,460
	Petroleum Development Corporation	196	shares		4,645
	Petroquest Energy Inc	2,000	shares		6,240
	Pfizer Incorporated	3,056	shares		107,972
	Pharmaceutical Product Development Inc	266	shares		7,174
	Pharmos Corporation	600	shares		2,100
	Phoenix Companies	103	shares		1,235
	Pinnacle Business Management Inc	257,142	shares		51
	Pipeline Technologies Inc	3,000	shares		30
	Pixelworks Inc	1,765	shares		19,486
	Playtex Products Inc	220	shares		1,701
	Plug Power Inc	146	shares		1,058
	Poore Brothers Inc	60	shares		204
	Possis Medical Inc	300	shares		5,925
	Powerwave Technologies Inc	1,000	shares		7,650
	Pozen Inc	132	shares		1,346
	Presstek Inc	400	shares		2,908
	Primelink Sys Inc	100	shares		1
	Primewest Energy Trust	1,000	shares		21,270
	Procter & Gamble Company	171	shares		17,101
	Proginet Corporation	625	shares		406
	Provident Energy Trust	400	shares		3,540
	Prudential Financial Inc	100	shares		4,177
	Psychiatric Solutions Inc	178	shares		3,720
	Qlogic Corporation	70	shares		3,612
	Qualcomm Incorporated	1,245	shares		67,162
	Quanta Services Inc	400	shares		2,920
	Quentra Networks Inc	700	shares		1
	Quest Communications International Inc	1,000	shares		4,320
	Quintus Corporation	400	shares		120
	Quokka Sports Inc	1	share		1
	Quovadx Inc	200	shares		980
	Qwest Communications International Inc	12,827	shares		55,412
	RF Micro Devices Inc	250	shares		2,512
	R.J. Reynolds Tobacco Holding Inc	123	shares		7,152
	Radyne Comstream Inc 05 Wts	18,546	shares		34,125
	Rambus Inc	5	shares		153
	Ramtron International Corp	60	shares		157

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Rayonier Inc	166	shares		6,891
	Raytheon Company	4,388	shares		131,821
	Reality Wireless Networks Inc	204	shares		5
	Recordlab Corporation	450	shares		1
	Redhat Inc	323	shares		6,063
	Reed Holdings Corporation	94	shares		1
	Rite Aid Corporation	22,300	shares		134,692
	Rockford Corporation	20	shares		104
	Roxio Inc	450	shares		2,155
	Royal Gold Inc	200	shares		4,186
	Rudolph Technologies Inc	178	shares		4,368
	SBC Communications Inc	1	share		17
	SCO Group Inc	87	shares		1,479
	SFBC International Inc	444	shares		11,793
	Sify Limited Adr	100	shares		518
	SPDR Trust Unit Series 1	91	shares		10,131
	Safeway Inc	1,150	shares		25,196
	Sandisk Corporation	100	shares		6,114
	Sanmina-SCI Corporation	191	shares		2,408
	Sara Lee Corporation	127	shares		2,765
	Schering Plough Corp	50	shares		872
	Schlumberger Limited	32	shares		1,751
	Scient Inc	532	shares		1
	Scientific Atlanta Inc	226	shares		6,182
	Scientific Games Corporation Class A	181	shares		3,079
	Scores Holding Company Inc	20,000	shares		1,900
	Seattle Genetics Inc	1,000	shares		8,580
	Semotus Solutions Inc	1,000	shares		690
	Semtech Corporation	134	shares		3,046
	Serena Software Inc	250	shares		4,587
	Serono S.A. Adr	300	shares		5,265
	Service Corporation International	335	shares		1,806
	Shaman Pharmaceuticals Inc	100,001	shares		210
	Sicor Inc	100	shares		2,720
	Siebel Systems Inc	3,586	shares		49,808
	Silicon Graphics Inc	500	shares		685
	Silver Screen Studios Inc	10,000	shares		600
	Silverado Gold Mines Ltd	3,000	shares		405
	Simex Technologies Inc	3,000	shares		1,260
	Sina Corporation	73	shares		2,464
	Single Source Financial Services Corporation	80	shares		144
	Sirius Satellite Radio	30,595	shares		96,680
	Siskon Gold Corporation	3,000	shares		60
	Skyworks Solutions Inc	74	shares		644
	Sohu.Com Inc	127	shares		3,811
	Solectron Corporation	440	shares		2,600

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Sonic Corp	150	shares		4,593
	Southwall Technologies Inc	3,162	shares		3,035
	Southwest Airlines Company	2,816	shares		45,456
	Southwest Energy Company	100	shares		2,390
	Southwestern Resources Corp	405	shares		12,486
	Spectralink Corp	100	shares		1,917
	Spiegel Inc Class A Non-Voting	7,000	shares		385
	Sports Authority Inc	200	shares		7,680
	Sportsline.Com Inc	470	shares		597
	Sprint FON Group	656	shares		10,768
	Sprint PCS Group	500	shares		2,810
	Stamford International Inc	1,800	shares		1
	Starbucks Corporation	500	shares		16,580
	Stillwater Mining Corporation	585	shares		5,598
	Stone & Webster Incorporated	37,500	shares		21,375
	Stonepath Group Inc	500	shares		1,130
	Storagenetworks Inc	220	shares		1
	Stratasys Inc	150	shares		4,089
	Styling Technology Corporation	130	shares		1
	Sun Microsystems Inc	4,037	shares		18,126
	SunGard Data Systems Inc	636	shares		17,623
	Sunrise Technologies International Inc	1,000	shares		4
	Superconductor Technologies Inc	1,890	shares		10,547
	Superior Telecom Inc	2,500	shares		1
	Surebeam Corporation	150	shares		36
	Sycamore Networks Inc	15	shares		78
	Synergie Holdings Ltd Inc	600,000	shares		360
	Synergy Brands Inc	820	shares		3,198
	Synopsys Inc	400	shares		13,504
	Synthetic Turf Corporation of America	2,000	shares		48
	T & G2 Inc	375	shares		50
	THC Communications Inc	19,600	shares		2
	THCG Inc	60	shares		1
	TVC Telecom Inc	52,000	shares		988
	Taiwan Semiconductor Manufacturing Co Ltd	400	shares		4,096
	Target Corporation	139	shares		5,351
	Tellabs Inc	500	shares		4,215
	Telular Corporation	1,500	shares		9,825
	Telynx Inc	500	shares		4
	Texas Instruments Inc	886	shares		26,038
	Thatlook.Com Inc	670	shares		1
	The Charles Schwab Corp	124	shares		1,472
	Theglobe.Com Inc	100	shares		132
	Thornburg Mortgage Inc	48	shares		1,308
	Tiger Telematics Inc	45,000	shares		4,500

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Time Warner Inc	612	shares		11,010
	Time Warner Telecom Inc Class A	110	shares		1,114
	Timken Company	30	shares		610
	Titan Corporation	356	shares		7,764
	Titanium Metals Corporation	100	shares		5,251
	Tokheim Corporation Series C 06 Wts	300	shares		1
	Tommy Hilfiger Corporation	100	shares		1,481
	Trans Orient Pete Ltd	28	shares		9
	Travelers Property Casualty Class A	5	shares		84
	Travelers Property Casualty Class B	10	shares		170
	Trex Company Inc	150	shares		5,697
	Triquint Semiconductor Inc	200	shares		1,414
	True Health Inc	1,200	shares		1,044
	Tyco International Ltd	360	shares		9,544
	UAL Corporation	2,775	shares		4,501
	U.S. Bancorp	30	shares		893
	U.S. Microbics Inc	10,000	shares		520
	Ugomedia Interactive Corp	3,000	shares		360
	Uniprime Capital Acceptance Inc	11,975	shares		1
	Unisource Energy Corporation	681	shares		16,788
	United Online Inc	40	shares		671
	United Parcel Service Class B	100	shares		7,488
	United Sts Crude International Inc	999,999	shares		700
	United Technologies Corporation	20	shares		1,933
	Universal Express Inc	18,000	shares		1,134
	Unova Inc	500	shares		11,475
	VA Software Corporation	51	shares		199
	Vasomedical Inc	2,050	shares		2,296
	Vast Solutions Inc Class B1	46	shares		1
	Vast Solutions Inc Class B2	46	shares		1
	Vast Solutions Inc Class B3	46	shares		1
	Vault Financial Services Inc	1	share		1
	Vaxgen Inc	50	shares		396
	Ventas Inc	300	shares		6,600
	Verilink Corporation	250	shares		1,307
	Verisign Inc	85	shares		1,385
	Veritas Software Corporation	130	shares		4,831
	Viacom Inc Non-Voting Class B	120	shares		5,318
	Vialta Inc	2	shares		1
	Vignette Corporation	600	shares		1,362
	Vion Pharmaceuticals Inc	1,000	shares		1,580
	Viragen Inc	2,000	shares		480
	Vital Living Products Inc	300	shares		1
	Vitria Technology Inc	1,750	shares		12,425
	Vivendi Universal Adr	16	shares		388
	V-Net Beverage Inc	12,000	shares		50

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Walgreen Company	123	shares		4,459
	Wal-Mart de CV Sponsored Adr	60	shares		1,695
	Wal-Mart Stores Inc	1,331	shares		70,609
	Warning Model Management LLC	400	shares		1
	Wasatch Pharmaceutical Inc	2	shares		1
	Washington Mutual Inc	307	shares		12,301
	Wave Systems Corporation Class A	2,150	shares		3,526
	WAVO Corporation	2,100	shares		10
	Webb Interactive Services Inc	1,100	shares		1,056
	Webex Communications Inc	400	shares		8,040
	Weingarten Realty Investors Sbi	27	shares		1,215
	Wellpoint Health Networks Inc	50	shares		4,849
	Wheaton River Minerals Ltd	5,120	shares		15,309
	Williams Clayton Energy Inc	100	shares		2,907
	Williams Coal Seam Gas Royalty Trust	563	shares		7,367
	World Gaming Plc Adr	30,000	shares		12,600
	World Wrestling Entertainment Inc	151	shares		1,980
	Worldcom Inc	68,245	shares		901
	Worldcom Inc - MCI Group	25	shares		1
	Worldwide Web Networx Corporation	300	shares		1
	Xm Satellite Radio Holdings Inc	700	shares		18,452
	Xerion Ecosolutions Group Inc	1	share		2
	Xerox Corporation	1,504	shares		20,755
	Xilinx Inc	79	shares		3,060
	Xybernaut Corporation	8,500	shares		13,345
	Yahoo! Inc	1,264	shares		57,095
	Yum Brands Inc	1,000	shares		34,400
	Zap.Com Corporation	2	shares		1
	Zoran Corporation	500	shares		8,695
	Zymetx Inc	750	shares		112

	Total Common Stocks				8,121,531

	Mutual Funds:
	ABN Amro Mid Cap Fund Class N	428	shares		9,079
	ABN Amro/Veredus Aggressive Growth Fund Class N	213	shares		3,307
	Acadian Emerging Markets Portfolio	657	shares		10,329
	Al Frank Fund	325	shares		7,992
*	American Century Equity Growth Fund	3,900,575	shares		76,455,989
*	American Century Equity Income Fund	3,694	shares		28,738
*	American Century Ginnie Mae	1,835	shares		19,474
*	American Century Global Gold Fund	10,093	shares		132,918
*	American Century Growth Fund	870	shares		15,615
*	American Century Income and Growth Fund	2,369,526	shares		65,625,277
*	American Century International Growth Fund - Investor Class	2,439	shares		19,363
*	American Century Real Estate Fund Investor Class	3,735	shares		77,693

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
*	American Century Target 2005 Fund	22	shares		2,179
*	American Century Technology Fund	1,544	shares		29,485
	American Funds Europacific Growth Fund	951,838	shares		28,728,091
	Amerindo Technology Fund Class D	91	shares		667
	Ameristock Fund	339	shares		13,355
	Ariel Fund	258	shares		11,631
	Artisan International Fund	2,870	shares		54,263
	Artisan International Small Cap Fund Investor Shares	973	shares		15,193
	Artisan Midcap Fund	675	shares		17,394
	Baron Growth Fund	246	shares		8,732
	Bjurman Barry Micro Cap Growth Fund	3,753	shares		127,188
	Bridgeway Blue-Chip 35 Index Fund	763	shares		5,321
	Bridgeway Ultra-Small Company Market Fund	1,376	shares		20,554
	Buffalo High Yield Fund	2,289	shares		25,429
	Buffalo Small Cap Fund	850	shares		18,844
	Burnham Financial Services Fund Class A	452	shares		11,054
	Calamos Growth Fund Class A	438	shares		19,617
	CGM Realty Fund	208	shares		5,160
	Chesapeake Core Growth Fund	3,003	shares		45,980
	Clipper Fund	1,206	shares		106,060
	Columbia Small Cap Growth Fund Class Z	442	shares		10,389
	Columbia Strategic Investor Fund Class Z	270	shares		4,810
	Cooke & Bieler Mid-Cap Value Portfolio	114	shares		2,154
	Dodge & Cox Balanced Fund	104	shares		7,588
	Dodge & Cox International Stock Fund	70	shares		1,641
	Dodge & Cox Stock Fund	283	shares		32,230
	Dreyfus Intermediate Term Income Fund	352	shares		4,558
	Dreyfus Premier Technology Growth Fund Class A	224	shares		5,144
	Dreyfus Small Cap Stock Index Fund	1,963	shares		33,644
	Driehaus International Discovery Fund	416	shares		12,185
	Eclipse Small Cap Value Fund No Load	608	shares		10,211
	Excelsior Energy And Natural Resources Fund	522	shares		8,260
	Excelsior Value And Restructuring Fund	2,132	shares		76,459
	FBR Small Cap Financial Fund	194	shares		6,497
	FBR Small Cap Growth/Value Fund	296	shares		9,621
	Federated Capital Appreciation Fund Class A	107	shares		2,555
	Federated International Small Company Fund Class A	508	shares		11,587
	Federated Kaufmann Fund Class K	2,185	shares		10,837
	Fidelity Aggressive Growth Fund	111	shares		1,662
	Fidelity Discovery Fund	555	shares		5,739
	Fidelity Equity Income Fund	36,097	shares		1,795,810
	Fidelity Growth And Income Fund	119	shares		4,228
	Fidelity Growth Company Fund	22	shares		1,124
	Fidelity Magellan Fund	39,036	shares		3,815,339
	Fidelity Select Biotechnology Portfolio	20	shares		1,032

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	First American Small Cap Growth Opportunity Fund Class A	1,197	shares		30,014
	Firsthand Technology Innovators Fund	2,782	shares		32,156
	Firsthand Technology Leaders Fund	464	shares		7,995
	Firsthand Technology Value Fund	369	shares		11,649
	FMI Focus Fund	68	shares		2,329
	Gabelli Gold Fund	12,207	shares		221,930
	Gabelli Westwood Balanced Fund Retail Class	277	shares		3,102
	GE US Equity Fund Class A	1,629	shares		43,201
	Heartland Value Fund	974	shares		49,829
	Henlopen Fund	1,401	shares		36,555
	Hennessy Cornerstone Growth Fund	1,290	shares		24,968
	Hussman Strategic Growth	2,140	shares		32,779
	Icon Healthcare Fund Class A	497	shares		6,742
	Icon Information Technology Fund	1,460	shares		12,787
	Invesco Dynamics Fund Investor Class	1,103	shares		16,263
	Invesco Energy Fund Investor Class	266	shares		5,412
	Invesco Financial Services Fund Investor Class	262	shares		7,749
	Invesco Technology Fund Investor Class	529	shares		13,011
	IPS Millennium Fund Class A	24	shares		632
	Ivy Global Natural Resources Fund Class A	78	shares		1,295
	Janus Balanced Fund	3,033	shares		60,477
	Janus Enterprise Fund	405	shares		12,614
	Janus Fund	738	shares		17,312
	Janus Global Life Sciences Fund	612	shares		9,584
	Janus Global Technology Fund	3,867	shares		40,798
	Janus High Yield Fund	427	shares		4,145
	Janus Mercury Fund	5,605	shares		109,303
	Janus Mid Cap Value Investor Shares	935	shares		19,065
	Janus Olympus Fund	2,180	shares		57,404
	Janus Small Cap Value Investor Shares	1,242	shares		38,438
	Janus Special Equity Fund	5,272	shares		57,039
	Janus Twenty Fund	783	shares		28,319
	Janus Worldwide Fund	26	shares		1,042
	Jensen Portfolio Inc Class J	1,010	shares		23,362
*	J.P. Morgan Mid-Cap Growth Fund Class A	248	shares		1,217
	Julius Baer International Equity Fund	4,543	shares		120,398
	Longleaf Partners International Fund	581	shares		8,194
	Loomis Sayles Bond Fund Class I	451	shares		6,005
	Lord Abbett Affiliated Fund Class A	1,507	shares		20,425
	Lord Abbett Bond Debenture Fund Class A	1,443	shares		11,634
	Lord Abbett Mid Cap Value Fund Class A	442	shares		8,328
	Marshall Mid-Cap Value Fund Investor Class	1,155	shares		15,948
	Marsico Growth Fund	1,632	shares		25,203
	Matthews Pacific Tiger Fund	1,570	shares		20,645

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Navellier Mid Cap Growth Fund	4,602	shares		104,796
	Neuberger Berman Focus Fund Investor Class	293	shares		10,535
	Neuberger Berman High Income Bond Fund	3,311	shares		31,053
	Neuberger Berman International Fund Investor Class	1,186	shares		16,664
	Nicholas II Fund	217	shares		4,636
	Northern Select Equity Fund	575	shares		10,350
	Northern Technology Fund	94	shares		1,083
	Oakmark Equity Income Fund	1,436	shares		31,615
	Oakmark Fund	349	shares		13,116
	Oakmark Global Fund Class I	2,192	shares		42,266
	Oakmark International Fund - Harris Oakmark International Fund	2,080	shares		37,491
	Oakmark Select Fund	3,125	shares		95,675
	Oberweis Emerging Growth Portfolio	353	shares		9,536
	Oberweis Micro-Capital Portfolio	658	shares		17,291
	PBHG Clipper Focus Fund PBHG Class	3,756	shares		61,967
	PBHG Large-Cap Growth Fund	61	shares		1,185
	PBHG Large-Cap Fund	256	shares		3,058
	PBHG Mid-Cap Fund	201	shares		3,460
	PBHG Select Growth Fund	234	shares		4,909
	PBHG Technology & Communications Fund	344	shares		3,718
	Pimco Commodity Real Return Strategy Fund Class D	724	shares		9,870
	Pimco Emerging Markets Bond Fund Class D	2,536	shares		26,648
	Pimco Rcm Global Healthcare Fund Class D	1,812	shares		35,190
	Pimco Rcm Global Technology Fund Class D	347	shares		10,527
	Pimco Real Return Fund Class D	2,230	shares		25,082
	Pimco Total Return Fund Class D	6,419	shares		68,748
	Pimco Total Return Mortgage Fund Class D	468	shares		5,027
	Pin Oak Aggressive Stock Fund	190	shares		3,744
	Pioneer High Yield Fund Class A	4,069	shares		48,582
	Prudent Global Income Fund	870	shares		11,551
	Prudent Bear Fund	427	shares		2,661
	Quaker Aggressive Growth Fund	717	shares		13,954
	Red Oak Technology Select Portfolio	939	shares		6,416
	Reynolds Blue Chip Growth Fund	21	shares		645
	Royce Low Priced Stock Fund	909	shares		12,702
	Royce Premier Fund	4,194	shares		54,104
	Royce Total Return Fund	1,729	shares		18,487
	RS Contrarian Value Fund	539	shares		9,177
	RS Diversified Growth Fund	455	shares		10,168
	RS Internet Age Fund	571	shares		3,758
	RS Partners Fund	592	shares		16,403
	Rydex Large-Cap Japan Fund	159	shares		4,739
	Rydex Tempest 500 Fund	928	shares		48,867
	Rydex Ursa Fund Investor Class	2,518	shares		23,593

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Rydex Velocity 100 Fund	96	shares		1,894
	Rydex Venture 100 Fund	743	shares		19,765
	Safeco Growth Opportunities Fund	966	shares		23,908
	Schwab 1000 Fund	33	shares		1,032
	Schwab S&P 500 Investor Shares	7,912	shares		135,535
	Schwab Short-Term Bond Market Fund	987	shares		10,072
	Schwab Total Bond Market Fund	26,392	shares		264,980
	Schwab Total Stock Market-Inv	1,070	shares		19,643
	Schwab Total Stock Market-Sel	3,369	shares		61,928
	Schwab Value Advantage Money Fund	113,274	shares		113,274
	Scudder Balanced Fund Class S	532	shares		8,898
	Scudder Greater Europe Growth Fund Class S	622	shares		14,670
	Scudder Health Care Fund Class S	233	shares		4,888
	Selected American Shares Inc	348	shares		11,533
	SSgA Core Opportunities Fund	1,175	shares		21,321
	Strong Asia Pacific Fund	230	shares		2,066
	Strong Multi Cap Value Fund	159	shares		8,855
	Strong Opportunity Fund	694	shares		27,395
	T. Rowe Price Emerging Markets Stock Fund	456	shares		7,057
	T. Rowe Price Equity Income Fund	1,062	shares		25,649
	T. Rowe Price Health Sciences Fund	1,665	shares		33,221
	T. Rowe Price Latin America Fund	955	shares		11,159
	T. Rowe Price Mid Cap Growth Fund	939	shares		40,291
	T. Rowe Price New Asia Fund	1,007	shares		8,569
	T. Rowe Price New Horizon Fund	182,187	shares		4,518,232
	T. Rowe Price Real Estate Fund	449	shares		6,135
	T. Rowe Price Science & Technology Fund	154,729	shares		2,908,907
	T. Rowe Price Small Cap Stock Fund	42,312,308	shares		37,893,595
	T. Rowe Price Small Cap Value Fund	581	shares		17,067
	T. Rowe Price Spectrum Income Fund	1,695	shares		19,955
	TCW Galileo Select Equities Fund N Class	327	shares		5,578
	Third Avenue Real Estate Value Fund	297	shares		6,347
	Third Avenue Value Fund	304	shares		12,592
	Touchstone Large-Cap Growth Fund Class A	703	shares		11,612
	Turner Midcap Growth Fund Class I	47	shares		1,028
	Tweedy Browne Global Value Fund	1,653	shares		32,313
	UMB Scott Worldwide Fund	3,421	shares		70,414
	Vanguard 500 Index Fund Investor Shares	1,052	shares		108,058
	Vanguard Gnma Fund Investor Shares	1,007	shares		10,573
	Vanguard Primecap Fund	539	shares		28,565
	Vanguard Short-Term Bond Index Fund Investor Shares	827	shares		8,497
	Vanguard Short-Term Treasury Fund Investor Shares	1,307	shares		13,911
	Vanguard Total Bond Market Index Fund	393	shares		4,050
	Vanguard Total Stock Market Index Fund - Investor Shares	1,708	shares		44,403

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value
	Vanguard U.S. Value Fund	879	shares		10,791
	Waddell & Reed Advisor Science and Technology Fund Class A	131	shares		1,175
	Wasatch Core Growth Fund	898	shares		33,155
	Weitz Value Fund	325	shares		11,623
	White Oak Growth Stock Fund	2,543	shares		89,489
	William Blair International Growth Fund-Class N	902	shares		16,820
	William Blair Small-Cap Growth Fund Class N	900	shares		19,643
	Winslow Green Growth Fund	68	shares		986

	Total Mutual Funds				226,582,736

	Employer Stock:
	Phelps Dodge	1,160,310	shares		88,289,623
	Phelps Dodge (Participant Directed - Schwab)	17	shares		1,294

	Total Employer Stock				88,290,917

	Participant Loans:
	Loans to Various Participants	6% - 11.5% Maturing through 2018			22,191,464

	Other Assets:
	USA 2 Year T-Notes (CBOT) March 2004	27	shares		—
	USA 10 Year T-Notes (CBOT) March 2004	1	share		—
	USA 5 Year T-Notes (CBOT) March 2004	46	shares		—
	USA T-Bonds (CBOT) March 2004	121	shares		—
	3-Month Eurodollar March 2005	7	shares		—
	3-Month Eurodollar June 2005	7	shares		—
	3-Month Eurodollar December 2004	7	shares		—
	Euro CD March 2004	5	shares		—
	Euro CD (CME) June 2004	3	shares		—
	Euro CD (CME) September 2004	7	shares		—
	Synthetic Wrapper Value	Synthetic guaranteed investment contract held with Monumental Life Insurance Company, CDC Financial Products, and State Street Bank and Trust Company			(3,695,162)

	Total Other Assets				(3,695,162)

	Total Assets Held For Investment				$541,805,801

*	This is a related party to the Plan’s Recordkeeper, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed, therefore disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm.

Index to Exhibits

23	Consent of PricewaterhouseCoopers LLP.